February 13, 2018

Company Name	Coca-Cola Bottlers Japan Holdings Inc.
Representative Name	Tamio Yoshimatsu
Representative Director and President
Securities Code:	2579
Stock Listings:	Tokyo Stock Exchange, First Section Fukuoka Stock Exchange
Contact:	Finance Head of Controllers Senior Group Division
Masakiyo Uike
Phone:	+81-3-6896-1707

Disclosure of the Consolidated Financial Statements under the International Financial Reporting Standards

Tokyo, Japan - Coca-Cola Bottlers Japan Inc. (the “Company”) announced that its Board of Directors held on February 13, 2018 has resolved to file our group’s consolidated financial statements  under International Financial Reporting Standards (“IFRS”) in place of the Japanese Generally Accepted Accounting Principles (“J-GAAP”), starting with the year-end of the fiscal year ending December 31, 2018, in order to provide its shareholders and investors with more useful information by enhancing the comparability of its financial information with other companies worldwide.

The Company plans the disclosure schedule as follows:

Disclosure schedule (planned)
Accounting period		Disclosure documents	Adopted accounting standards
Fiscal year ended December 31, 2017	Year-end	-Consolidated Financial Statements under the Companies Act -Annual Securities Report	J-GAAP
Fiscal year ending December 31, 2018	1st to 3rd quarters	-Quarterly Consolidated Financial Summary -Quarterly Securities Report	J-GAAP
	Year-end	-Consolidated Financial Summary -Consolidated Financial Statements under the Companies Act -Annual Securities Report	IFRS

The Company will announce the quantitative impact of the IFRS introduction on the consolidated financial result for the year ending December 31, 2018, depending on the situation.